SYAMA SALE DEMONSTRATES RANDGOLD RESOURCES' COMMITMENT TO LONG-TERM
RELATIONSHIPS

London, 5 April 2004 - The sale of its stake in the dormant Syama gold mine in
Mali reflects the company's commitment to the development of long-term relationships and the protection of its partners' interests, Randgold Resources
(LSE: RRS) (Nasdaq: GOLD) said today.

Resolute Mining announced earlier that it was exercising its option to buy
Randgold Resources' 80% interest in the mine, which has been on care and maintenance since 2002. (The government of Mali owns the other 20%.) In terms of the option, Resolute will pay Randgold Resources US$6 million and assume liabilities of US$7 million. At a gold price of more than US$350 per ounce,
Randgold Resources will also receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 million on the next three million ounces. The closure of the transaction is subject to finalisation of documentation in accordance with the option agreement and is due to occur within
45 days.

"Syama was our first operating mine and as such a major building block for this company. When the gold price collapsed two years ago, we couldn't keep the mine in production, but we decided to deal with it in such a way that what was still potentially a major national asset for the government and people of Mali could be preserved. Essentially, we felt that commercial prudence had to be tempered by social responsibility," said Randgold Resources chief executive Dr Mark
Bristow.

"We therefore kept the operation on care and maintenance for two years while we searched for the best way forward, which ultimately led us to Resolute. We are delighted that they have decided to redevelop Syama, which has become viable again at current gold price levels, and will give them and the government of
Mali our full support in this project."

Randgold Resources has a long association with Mali, where it has been instrumental in developing a major gold mining industry. It discovered and developed the Morila mine, in which it now holds a 40% interest, is currently building a new mine at Loulo and has extensive exploration programmes in the country. It is also active in Senegal, Tanzania, Ghana, Burkina Faso and the
Cote d'Ivoire.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive
Dr Mark Bristow
+44 779 775 2288

Financial Director
Roger Williams
+44 779 771 9660

Investor & Media Relations
Kathy du Plessis
+27 11 728 4701
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com

BACKGROUND ON RANDGOLD RESOURCES:
Randgold Resources (LSE:RRS) (Nasdaq:GOLD) is an international gold mining and exploration business focused in Africa, incorporated in the Channel Islands in
1995 and listed on the London Stock Exchange in 1997 and Nasdaq in 2002.

On 22 September 2003, Randgold Resources was accepted as a member of the FTSE
250 Index.

It has to date discovered the 7 million ounce Morila deposit in southern Mali, the plus 2 million ounce Yalea deposit in western Mali and the 3 million ounce
Tongon deposit in Cote d'Ivoire.

The Company successfully developed the Morila deposit into one of the world's largest and highest-margin gold mines, which since it commenced production in
October 2000 has produced just over 2.5 million ounces at a total cash cost of approximately US$90 per ounce. The Company has commenced the development of a new mine at Loulo, with the open-pit operation scheduled to commence in July
2005. Feasibility study work on the underground potential to extend the life of the operation is continuing.

Randgold Resources has a prefeasibility project at Tongon in Cote d'Ivoire and a portfolio of prospective exploration projects in Mali, Cote d'Ivoire, Senegal and Tanzania.

Full information on the company is available on the website at
www.randgoldresources.com

DISCLAIMER:
Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of
Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price

of gold, gold production at Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama.
Randgold Resources assumes no obligation to update information in this release.
For a discussion on such risk factors, refer to the annual report on Form 20/F for the year ended 31 December 2002, which was filed with the Securities
Exchange Commission on 27 June 2003.